AM 9/13/2004

CM 9/3

04019887

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/23/03 (MM/DD/YY) AND ENDING 07/02/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

RECD S.E.C. AUG 27 2004 616

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Osak (416) 943-2748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denis Lemieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 2, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

Diane Osak, Barrister, Solicitor & Notary Public
No Expiry August 18, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

Period from October 23, 2003 (commencement of operations) to July 2, 2004

CONTENTS

	PAGE
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Stockholder Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	10
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Statement Regarding Rule 15c3-3	12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as of July 2, 2004, and the related statements of operations, stockholder equity, and cash flows for the period from October 23, 2003 (commencement of operations) to July 2, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst & Young Corporate Finance (Canada) Inc. as of July 2, 2004, and the results of its operations and its cash flows for the period from October 23, 2003 (commencement of operations) to July 2, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
August 11, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF FINANCIAL CONDITION

July 2, 2004

ASSETS

Cash	$604,997
Due from Affiliate	69,291
Other receivables	1,422
	$675,710

LIABILITIES AND STOCKHOLDER EQUITY

Accounts payable and other accrued expenses	$ 29,200
Due to Affiliate	17,788
	46,988
Stockholder equity	
Common Stock: Voting- $1 par value	738,373
Authorized, issued and outstanding, 738,373 shares	
Retained Deficit	(109,651)
Total stockholder equity	628,722
Total liabilities and stockholder equity	$675,710

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF OPERATIONS

Period from October 23, 2003 (commencement of operations) to July 2, 2004

Revenues	
Fee income, net	$ 69,291
Operating expenses	
Employee compensation and benefits	16,758
Regulatory fees and education	76,760
Audit	26,000
Other	500
	120,018
NET LOSS	$ 50,727

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF STOCKHOLDER EQUITY

Period from October 23, 2003 (commencement of operations) to July 2, 2004

Stockholder equity, beginning of period	$679,449
Net loss	(50,727)
Stockholder equity, end of period	$628,722

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT OF CASH FLOWS

Period from October 23, 2003 (commencement of operations) to July 2, 2004

Cash flows from operating activities	
Net loss	$ (50,727)
Adjustments to reconcile net income to net cash used in operating activities	0
Change in operating assets and liabilities	
(Increase) decrease in operating assets	
Due from Affiliate	(69,291)
Other receivables	(1,422)
Increase (decrease) in operating liabilities	
Accounts payable and other accrued expenses	28,756
Due to Affiliate	17,788
Net cash used in operating activities	(74,896)
NET DECREASE IN CASH	74,896
Cash at beginning of period	679,893
Cash at end of period	$604,997

The accompanying notes are an integral part of this statement.

Ernst & Young Corporate Finance (Canada) Inc.

NOTES TO FINANCIAL STATEMENTS

July 2, 2004

NOTE A – GENERAL BUSINESS

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on November 12, 2002 as a corporation under the laws of Canada, and initially capitalized on February 17, 2003. The Company is wholly owned by EY Advisory Services Inc. ("EYAS"), a company incorporated under the laws of the Province of Ontario. The Company commenced operations as a licensed member of the NASD on October 23, 2003. From February 17, 2003, through October 23, 2003, the Company incurred losses related to startup activities prior to engaging in broker-dealer registered business.

The Company provides corporate finance advisory services to public and private companies and individuals engaged in cross-border transactions with the United States. The company does not carry securities accounts for customers or perform custodial actions for customer's securities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Cash**

   Cash on deposit with banks at July 2, 2004 exceeded federally insured limits.

2. **Income Taxes**

   The Company is a separately incorporated entity and to the extent that the Company has taxable income, the Company will pay any taxes owing thereon. The Company has Federal and provincial net operating loss carryforwards ("NOLs") available for income tax purposes of approximately $110,000 at July 2, 2004, which results in a deferred tax asset of approximately $40,000. At July 2, 2004, a full valuation allowance has been provided on the net deferred tax asset because of the uncertainty regarding future realization of the deferred asset.

3. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – RELATED PARTY TRANSACTIONS

On March 1, 2003, the Company and Ernst & Young Corporate Finance Inc. (which changed its name on July 19, 2004 to Ernst & Young Orenda Corporate Finance Inc.) ("EYCF") entered into a Services Agreement (the "Agreement") whereby the Company engaged EYCF to provide certain services on the Company's behalf. Per the Agreement, payment for the services in each Fiscal Year shall be based on an amount equal to 95% of the Company's revenues as defined in the Agreement ("Revenue"). In addition, EYCF has allocated to the Company $38,103 worth of costs representing an allocation of EYCF's costs based on time spent plus any direct expenses incurred by EYCF on behalf of the Company, and as included under "Regulatory fees and education." As at July 2, 2004, the balance due to EYCF was $17,788, as included under "Due to Affiliate."

The Company periodically services EYCF clients through a subcontract arrangement with EYCF, whereby the Company charges EYCF 5% of EYCF's billed and collected fees. For the period ended July 2, 2004, the total amount of work subcontracted to the Company from EYCF totalled $69,291, as included under "Fee income, net."

At July 2, 2004, the balance due to the Company for work subcontracted from EYCF was $69,291, as included under "Fee income, net."

NOTE D – NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day, but as of July 2, 2004, the Company had net capital of $558,009, which exceeded minimum net capital requirements by $308,009.

SUPPLEMENTARY INFORMATION

Ernst & Young Corporate Finance (Canada) Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

July 2, 2004

Net capital	
Stockholder equity	$628,722
Deductions and/or changes:	
Non-allowable assets	
Accounts receivable, net of allowance and reserves	(70,713)
Net capital	558,009
Minimum net capital requirement – the greater of 2% of aggregate debit items arising from customer transactions of $0 or $250,000	250,000
Excess net capital	$308,009
Net capital in excess of 5% of combined Aggregate debit items or $120,000	$438,009

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Ernst & Young Corporate Finance (Canada) Inc.

STATEMENT REGARDING RULE 15c3-3

July 2, 2004

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.